1601 W. LBJ Freeway
Dallas, TX 75324
(972) 443-4000

January 11, 2012

Filed as EDGAR Correspondence

Ms. Celia Blye
Chief
Office of Global Risk Security
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the Fiscal Year ended December 31, 2010 File No. 1-32410

Dear Ms. Blye:

This letter is submitted by Celanese Corporation (“Celanese”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to Celanese dated December 6, 2011 (the “Comment Letter”), which requested a response from Celanese relating to its Form 10-K for the fiscal year ended December 31, 2010.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by our response.

General

1.
Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of September 26, 2005 and November 1, 2005, including an update regarding your voluntary disclosures to the Departments of Treasury and Commerce disclosed in your 2006 and 2007 periodic filings. As you know, these countries are designated as state sponsors of terrorism by the United States Department of State, and are subject to U.S. economic sanctions and export controls. We note that your periodic reports no longer include disclosure about contacts with these countries.

Your response should describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Cuba and Sudan, whether through affiliates, subsidiaries, or other direct or indirect arrangements. For instance, we note from your Form 10-K and from a 2010 news article that your National Methanol Co. joint venture with Saudi Basic Industries Corp. is constructing a polyacetal production facility in Saudi Arabia and note from news articles that Saudi Basic Industries Corp. appears to have operations in Iran, Syria and Sudan. We also note news reports that this company has an ethylene joint venture in China with Sinopec Corp. at a site in which Sinopec operates a refinery which may be supplied crude from Iran. Please tell us whether Saudi Basic Industries uses your products or technologies in its operations in Iran, Syria and/or Sudan.

Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

Response:

A.	Update on voluntary disclosures to the Departments of Treasury and Commerce addressed in Celanese’s 2006 and 2007 periodic filings.

The Commerce Department concluded its review of Celanese’s voluntary disclosure with the issuance of a warning letter dated December 12, 2006. We have heard nothing further from the Treausrary Department on this matter.

B.	Update on past, current, and anticipated contacts with Iran, Syria, Cuba, and Sudan since Celanese’s correspondence with the Office of Global Risk Security on September 26, 2005 and November 1, 2005 (the “2005 correspondence”).

Neither Celanese nor any of its direct or indirect U.S. or non-U.S. subsidiaries1 (collectively the “Company”) has had any business operations, such as manufacturing plants or sales or distribution offices, in Iran, Syria, Cuba, or Sudan (collectively, the “Embargoed Countries”), nor does the Company anticipate engaging is such activities in the future.  Similarly, to the best of our knowledge, the Company has not since the 2005 correspondence provided any services or products to the Embargoed Countries, or entered into any agreements or commercial arrangements or had any contacts with the governments of the Embargoed Countries,2 or entities controlled by their governments, nor does the Company anticipate engaging in any such activities in the future.

Further, we are not aware that any of Celanese’s affiliates3 has supplied any of the Company’s products or technologies to the Embargoed Countries.

We understand that two of Celanese’s non-U.S. affiliates procure methanol from third parties, some of which is of Iranian origin.  Specifically, Polyplastics Co. Ltd., a Japanese joint venture, and its affiliated companies in China and Malaysia (collectively, “Polyplastics”), procure methanol from two third-party Japanese trading companies, some of which we understand is sourced by the trading companies from Iran. We understand that the volume of Iranian origin methanol supplied to Polyplastics from Japanese trading companies has been relatively low (e.g., amounting to approximately 14% of Polyplastics’ total demand last year).  We also understand that Korea Engineering Plastics Co., Ltd, a Korean joint venture (“KEP”), procures methanol from a third-party Japanese supplier, some of which is of Iranian origin.  We further understand that the volume of Iranian origin methanol supplied to KEP has been relatively low (e.g., amounting to approximately 13% of KEP’s total demand last year).

The Comment Letter specifically mentions Celanese’s National Methanol Company joint venture with Saudi Basic Industries Corp. (“SABIC”) and asks whether SABIC uses any Celanese products or technologies in its operations in Iran, Syria, and/or Sudan.  As a threshold matter, we note that the Company is not a stockholder in SABIC and has no direct or indirect control over the business or affairs of SABIC, a corporation formed under the laws of the Kingdom of Saudi Arabia.4  The Company’s contacts with SABIC are limited to a particular joint venture. The Company owns a 50% interest in CTE Petrochemicals Company (“CTE”), a joint venture with an unrelated U.S. party, which in turn owns a 50% interest in National Methanol Company, a joint venture formed in 1981 under the laws of the Kingdom of Saudi Arabia (“Ibn Sina”).  The remaining 50% interest in Ibn Sina is owned by SABIC.

Ibn Sina currently manufactures methanol and MTBE with core technology licensed from a third party (i.e., not from Celanese). All of the production of Ibn Sina is sold to SABIC. SABIC is free to use the production for its and its affiliates’ business needs or to sell the production to third parties. The Company has no control over or visibility into such sales by SABIC. Except as described below with respect to the new POM facility, the Company has not licensed any of its technology or supplied any of its products to SABIC.

In April 2010, the Company announced that Ibn Sina will construct a 50,000 ton polyoxymethylene (“POM”) production facility in Saudi Arabia using the Company’s POM technology.  The POM facility is under construction and is not yet operational.  Under the joint venture agreements, the Company licensed SABIC with the POM technology and SABIC, in turn, licensed Ibn Sina with such technology to facilitate the production of POM at the new facility.  Once the POM production facility becomes operational, a portion of the POM production will be sold by Ibn Sina to one or more of the Company’s subsidiaries, and the remaining POM production will be sold by Ibn Sina to SABIC or one of its affiliates.  SABIC and the Company have expressly agreed in the joint venture-related documents to take no action that, with respect to U.S. origin technical know-how and products manufactured from such know-how, would be unlawful under applicable U.S. export controls.

The Comment Letter also refers to an arrangement between SABIC and Sinopec Corp. (“Sinopec”).  As noted above, the Company has no ownership interest in and has no control over SABIC.  Similarly, the Company has no ownership interest in and has no control over Sinopec.  Further, the Company has not as of the date of this letter licensed any of its technology to Sinopec.  In sum, the Company has no control over or visibility into any business arrangements that might exist between SABIC and Sinopec.

Finally, we note that the Company sells its products to third party distributors for resale.  The Company has no visibility into its distributors’ resale activities, but it has been the Company’s policy since 2007 to require new distributor agreements to include a commitment to refrain from engaging in activities in violation of applicable export controls, including U.S. export controls.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment  risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

As discussed above, the Company does not maintain contacts with the Embargoed Countries. Accordingly, we believe no disclosure in our public reports, including with respect to quantitative or qualitative materiality, is required on this issue. We also note that the Company maintains policies and procedures designed to ensure compliance with U.S. trade sanctions and export controls applicable to business involving the Embargoed Countries.

In sum, Celanese complies with U.S. laws concerning embargoed nations and encourages its trading partners to do likewise. We cannot see how a reasonable investor would believe that any of the information described in this letter would be material or would alter the mix of public information. Investor inquiries are another gauge of investor sentiment and, to our knowledge, Celanese has not received any inquiries with respect to its contacts with the Embargoed Countries. Celanese is certainly sensitive to the concerns of its investors, and will continue to monitor investor sentiment and activity in this area as it routinely does in many other areas.

*    *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company believes that this letter addresses the Staff’s comments in the Comment Letter.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.

Sincerely,

/s/ Steven M. Sterin
Steven M. Sterin
Senior Vice President and
Chief Financial Officer

cc:    David N. Weidman
     Gjon N. Nivica, Jr.
     James R. Peacock III
     Brian J. Lane

1 For purposes of this letter, the term “subsidiary” means an entity that is directly or indirectly owned in the aggregate more than 50% by Celanese.

2 We note that, as part of the Company’s global intellectual property filing protection strategy, the Company has hired attorneys or other similar agents in Iran for the purposes of reviewing and filing patent and trademark applications and we anticipate that this may continue.

3 For purposes of this letter, an “affiliate” is an entity directly or indirectly owned in the aggregate 50% or less by Celanese including joint ventures but excluding subsidiaries.  As the Staff is aware, multiple factors can determine whether an entity is an “affiliate” as defined under the securities laws.  For purposes of this letter, we have made no attempt to evaluate any such entities’ status as “affiliates” under the securities laws.

4 According to SABIC’s website, www.sabic.com, 70% of the shares of SABIC are owned by the government of Saudi Arabia; the other 30% are owned by private shareholders in the Kingdom of Saudi Arabia and other Gulf Cooperation Council states.